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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY   MM/DD/YY

SEC FILE NUMBER

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mercury Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 Bush Street, Suite 1900
(No. and Street)

San Francisco   CA   94104
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Don Marczewski   (224) 666-2426   don@mercury.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303   Bloomingdale   IL   60108
(Address)   (City)   (State) (Zip Code)

10/20/2009   3874

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Marczewski _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mercury Investment Services LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



BRYTNEY PARRA
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
March 09, 2026

Signature: _____ 2/28/2024

Title:
CEO & FINOP

_____ 02/28/2024
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mercury Investment Services LLC
Financial Statements
As of and for the year ended December 31, 2023

Mercury Investment Services LLC
December 31, 2023



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member and Board of Directors of Mercury Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mercury Investment Services LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mercury Investment Services LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mercury Investment Services LLC's management. Our responsibility is to express an opinion on Mercury Investment Services LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mercury Investment Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Mercury Investment Services LLC's auditor since 2023.

Michael Coglianese CPA.P.C.

Bloomingdale, IL
February 26, 2024

1

Assets

Assets

Cash	$ 175,287
Prepaid Expenses	2,714
Total Assets	$ 178,001

Liabilities and Members Equity

Liabilities

Payable to Affiliate	$ 11,363
Total Liabilities	$ 11,363

Members Equity

Total Members Equity	$ 166,638
Total Liabilities and Members Equity	$ 178,001

Note 1:   **Organization**

Mercury Investment Services LLC (the "Company") a Limited Liability Company formed in the state of Delaware in 2023, is a wholly owned subsidiary of Mercury Technologies, Inc (the "Parent"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC). The Company became a member of FINRA in 2023 but as of December 31, 2023 did not have any revenue generating operations. The Parent company makes capital contributions as necessary to cover any regular operating or regulatory requirements.

Note 2:   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The carrying value of cash and accounts payable and other accrued liabilities approximates their fair values due to the short-term nature of their maturities.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and could have a material effect on the Company's financial statements.

Revenue Recognition
The Company has not commenced revenue generating operations as of December 31, 2023. The Company plans to primarily derive its revenue from acting as a placement agent for Regulation D private placements to institutional investors.

Cash and Cash Equivalents
Cash consists solely of U.S. Dollars in a deposit account at an FDIC insured bank. Of the Company's cash, none has exceeded the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Risks and Uncertainties
The Company has not commenced revenue generating operations as of December 31, 2023 and is dependent upon its Parent company for capital to meet operational needs. The Company's Parent is well capitalized and has committed to continuing to support operations as necessary. As of December 31, 2023, the Company had Net Loss of $50,121. The Company is subject to the risks inherent to operating in the financial industry. These risks include, but are not limited to, limited operating history, limited management resources, dependence on the development of marketable products and services, and the changing nature of the industry.

Note 3:   **Related Parties**

The Company maintains an expense sharing agreement with its Parent under which its Parent pays certain expenses on behalf of the Company. The Company had an outstanding payable balance to its parent under this agreement at December 31, 2023 of $11,363 which is included in the due to affiliate category on the statement of financial condition. During the course of 2023 the Company incurred $28,123 of expenses under the expense sharing agreement. The Parent forgave $16,759 of accumulated expenses under the agreement, converting the amount owed to a capital contribution to the Company.

Expenses on the Statement of Operations paid by related parties are as follows:

Insurance	614
Rent & Facilities	3,662
Salaries & Wages	11,936
IT Expense	2,339
Professional Fees	9,571
	28,123

Note 4:   **Net Capital and Customer Reserve Requirements**

As a broker-dealer and member of FINRA the Company is subject to SEA Rule 15c3-1, commonly known as the Net Capital Rule, which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2023. At December 31, 2023, the Company had net capital of $163,924 which was $158,924 in excess of its required net capital.

The Company is considered a "non-exempt" broker-dealer for purposes of SEA Rule 15c3-3. The Company does not receive, hold or forward customer funds or securities and operates a business limited to acting as a non-custodial placement agent for private placements. As such the Company has received permission from FINRA to operate under Footnote 74, under which the Company is not required to meet the possession and control requirements of Rule 15c3-3 and is not required to make Customer Reserve Requirement computations or deposits under the rule.

Note 5:   **Income Taxes**

As a sole member limited liability company the Company is a disregarded entity for income tax purposes. All operating gains and losses are consolidated into the tax return of the Company's Parent, Mercury Technologies, Inc.

Note 6:   **Commitments and Contingencies**

As of December 31, 2023 the Company has not entered into any agreements or commitments that would require future payments or incur future liabilities. Additionally the Company is not a party to any lawsuit or proceeding that, in the opinion of management, is reasonably possible to have a material adverse effect on the Company's financial position, results of operations or cash flows

Note 7:   Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Auditors' Report. Subsequent events have been evaluated through this date.

There were no subsequent events requiring disclosure and/or adjustment.